KIRKLAND LAKE GOLD AND NEWMARKET GOLD ANNOUNCE
RESULTS OF THEIR RESPECTIVE SPECIAL MEETING OF
SHAREHOLDERS VOTING IN FAVOUR OF THE BUSINESS
COMBINATION

Toronto, Ontario and Vancouver, British Columbia – (November 25, 2016) – Kirkland Lake Gold Inc. ("Kirkland Lake Gold", or “KL Gold”) (TSX:KLG) and Newmarket Gold Inc. ("Newmarket") (TSX:NMI)(OTCQX:NMKTF) are pleased to announce that shareholders of the respective companies have overwhelmingly voted in favour of the plan of arrangement (the “Arrangement”) to merge the two companies, creating an exciting new mid-tier gold company.

Kirkland Lake Gold Voting Results

89,219,450 common shares of Kirkland Lake Gold, representing 75.93% of Kirkland Lake Gold’s issued and outstanding common shares were voted at the meeting of KL Gold shareholders held earlier today. The Arrangement was approved by 82.64% of the votes cast by Kirkland Lake Gold shareholders. A copy of the complete report on voting will be made available under Kirkland Lake Gold’s profile on SEDAR at www.sedar.com.

Newmarket Voting Results

The issuance of common shares of Newmarket as consideration under the Arrangement was approved by 99.79% of the votes cast by Newmarket shareholders at the meeting of Newmarket shareholders held earlier today.

In addition, the amendment to Newmarket’s articles to change its name to Kirkland Lake Gold Ltd. was approved by 99.60% of the votes cast by Newmarket shareholders, the amendment to Newmarket’s articles to effect a share consolidation on the basis of 0.475 of a new Newmarket share for every one existing Newmarket share was approved by 99.51% of the votes cast by Newmarket shareholders, the resolution setting the board of directors of Newmarket at nine directors was approved by 99.52% of the votes cast by Newmarket shareholders, the resolution authorizing the board of directors of Newmarket to determine the size of the board of Newmarket from time to time was approved by 99.68% of the votes cast by Newmarket shareholders and each of the following nominees was elected as a director of Newmarket upon completion of the Arrangement:

Director’s name	Votes For		Votes Withheld
	Number	%	Number	%
Anthony Makuch	134,914,451	99.79%	285,878	0.21%
Maryse Belanger	134,804,005	99.71%	396,324	0.29%
Jon Gill	134,814,207	99.71%	386,122	0.29%
Arnold Klassen	134,809,441	99.71%	390,888	0.29%
Pamela Klessig	134,804,887	99.71%	395,442	0.29%
Barry Olsen	134,842,754	99.74%	357,575	0.26%
Jeffrey Parr	134,837,541	99.73%	362,788	0.27%
Eric Sprott	134,905,148	99.78%	295,181	0.22%
Raymond Threlkeld	134,956,730	99.82%	243,599	0.18%

A copy of the complete report on voting will be made available under Newmarket’s profile on SEDAR at www.sedar.com.

As previously disclosed, the Arrangement is expected to close on November 30, 2016, subject to applicable court approvals and the satisfaction of other customary conditions.

Tony Makuch, President and CEO of Kirkland Lake Gold, said, “On closing, KL Gold will be the next mid-tier gold company with annual production of over 500,000 ozs from world class underground gold mines in Canada and Australia, and one of the lowest cost profiles in the industry. In addition to solid production and low cost operations, we have exciting exploration potential across all of our properties to unlock further value. We wish to thank the shareholders of both Kirkland Lake Gold and Newmarket for their support of this combination and going forward.”

Douglas Forster, President and CEO of Newmarket stated: “The Fosterville mine continues to deliver impressive exploration success leading to record mill grades and increased production and we are confident that Fosterville will remain a high-grade producer for many years. I would like to thank our shareholders for their tremendous support and I am confident that they will be rewarded by the value creation potential of the combined company. I also wish to extend a profound thank you to all of our dedicated employees and business partners and our Board of Directors for their efforts in making Newmarket a tremendous success.”

About Kirkland Lake Gold

Kirkland Lake Gold is an intermediate gold producer with assets in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. Kirkland Lake Gold is currently targeting annual gold production of between 280,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

Kirkland Lake Gold is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer with quality assets in safe mining jurisdictions.

About Newmarket

Newmarket is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. Newmarket is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

CONTACT INFORMATION

Kirkland Lake Gold
Media:
Ian Robertson, Kingsdale Shareholder Services
Executive Vice President, Communication Strategy
Direct: +1 416-867-2333; Mobile: +1 647-621-2646
irobertson@kingsdaleshareholder.com

Investors:
Suzette N Ramcharan, CPIR
Kirkland Lake Gold Inc.
Director of Investor Relations
Direct: +1 647-361-0200; Mobile: +1 647-284-5315
sramcharan@klgold.com

Newmarket Gold
Ryan King
VP, Investor Relations
+1 778-372-5611
rking@newmarketgoldinc.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold and Newmarket with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed transaction will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (ii) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the transaction and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s and Newmarket’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold and Newmarket believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Newmarket to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Newmarket and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including the Joint Management Information Circular and Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold and Newmarket have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold and Newmarket do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.